Information for Our Sh

Innovation from Henkel: Power Pritt is a new all-purpose adhesive in stick form. It securely and reliably bonds materials such as felt, cardboard, cork, plastics, metal, polystyrene and wood. And all without dripping, spillage or stringing.


Power
Pritt
ALLESKLEBER
extra stark
COLLE
UNIVERSELLE
extra forte
Henkel
A Brand a Friend

Continuing success despite difficult environment

- ▷ Sales growth adjusted for foreign exchange effects: plus 3.8 percent
- ▷ **Operating profit (EBIT) adjusted for foreign exchange effects: plus 12.4 percent**
- ▷ Earnings per preferred share: plus 12.3 percent
- ▷ Earnings forecast for 2003 confirmed

The third quarter 2003 in detail:

○ Sales and Profits

There was still little sign of any appreciable revival in consumer and investment demand in the third quarter of 2003. In this difficult environment, Henkel achieved a 3.8 percent growth in sales after adjusting for foreign exchange effects. Before adjustment, sales amounted to 2.4 billion euros, thus remaining at the prior-year level.

Within the framework of the "Strong for the Future" special restructuring program initiated in 2001, we have identified further optimization potential that will increase the earning power of the Henkel Group by approx. 40 million euros a year as from 2004. Consequently, the income statement for the third quarter 2003 shows an exceptional restructuring charge amounting to 85 million euros. This is largely offset by the gain of 81 million euros arising from the sale of the strategic Wella shareholding. These two exceptional items thus almost completely cancel each other out in terms of their effect on operating profit (EBIT). This latter rose by 7.4 percent to 172 million euros. After adjusting for foreign exchange effects, profits were 12.4 percent above the figure for the same quarter in 2002. All the business sectors contributed to this rise, with Consumer and Craftsmen Adhesives and Henkel Technologies each showing an increase of around 30 percent after adjusting for foreign exchange effects. The return on sales improved by 0.5 percentage points to 7.3 percent. The return on capital employed (ROCE) amounted to 15.8 percent. Aside from Laundry & Home Care, all the other business sectors achieved a higher ROCE. The financial items line showed an improvement due to favorable movements in the net interest figure.

Net earnings for the quarter rose by 13.1 percent to 121 million euros compared with the previous year's figure. After minority interests, earnings for the quarter were 118 million euros, an increase of 11.3 percent.

Earnings per preferred share rose from 0.73 euros in the third quarter of 2002 to 0.82 euros, an increase of 12.3 percent.

Sales[1]	Q3	1–9
2003 (in million euros)	**2,371**	**7,086**
2002 (in million euros)	**2,374**	**7,272**
Change from previous year	– 0.1 %	– 2.6 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q3	1–9
Change from previous year	– 0.1 %	– 2.6 %
At constant exchange rates,	3.8 %	4.2 %
thereof: organic	2.0 %	2.7 %
Acquisitions/Divestments	1.8 %	1.5 %
Foreign exchange effects	– 3.9 %	– 6.8 %

EBIT[1]	Q3	1–9
2003 (in million euros)	**172**	**520**
2002 (in million euros)	**160**	**490**
Change from previous year	7.4 %	6.0 %
After adjusting for foreign exchange effects	12.4 %	12.2 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q3	1–9
2003	**7.3 %**	**7.3 %**
2002	**6.8 %**	**6.7 %**
Change from previous year	0.5 pp	0.6 pp
After adjusting for foreign exchange effects	0.5 pp	0.6 pp

pp = percentage points

Earnings excluding minorities	Q3	1–9
2003 (in million euros)	**118**	**356**
2002 (in million euros)	**106**	**314**
Change from previous year	11.3 %	13.4 %

Earnings per preferred share	Q3	1–9
2003 (in euros)	**0.82**	**2.51**
2002 (in euros)	**0.73**	**2.21**
Change from previous year	12.3 %	13.6 %

Regional Development

Sales in the **Europe/Africa/Middle East** region increased by 3.9 percent after adjusting for foreign exchange effects, and by 2.0 percent before adjustment. With low levels of consumer demand still persisting in Germany, sales were 3.6 percent down on the previous year. Here, only Henkel Technologies was able to report an increase in sales. In the other countries of the Europe/Africa/Middle East region, however, sales rose by 7.1 percent after adjusting for foreign exchange effects. Even before adjustment this increase was sufficient to more than offset the decline in revenue in Germany. Operating profit in the region improved by 9.6 percent after adjusting for foreign exchange effects, and by 7.2 percent before adjustment.

Sales in the **North America** region after adjusting for foreign exchange effects remained at roughly the level of the previous year in respect of all the business sectors. Before adjustment, sales fell by 10.5 percent. Operating profit, after adjusting for foreign exchange effects, was slightly below the level of the previous year. Before adjustment, profit fell by 13.3 percent.

The situation in **Latin America** improved, albeit with very mixed performance in the individual countries. Laundry & Home Care performed particularly well. Sales in the region grew by 20.8 percent after adjusting for foreign exchange effects. Before adjustment, the figure rose by 5.2 percent. In contrast to the previous year's quarter, operating profit is now showing positive numbers.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange effects were 9.5 percent up on the previous year. Before adjustment, the figure showed a slight increase. The business sectors Consumer and Craftsmen Adhesives and Henkel Technologies performed particularly well after adjusting for foreign exchange effects, especially in China. Operating profit continued to improve after a prior-year figure that was only slightly positive.

Major Events

With effect from July 18, 2003, Henkel acquired the Makroflex business in Finland and Estonia from YIT Construction Ltd., Helsinki, Finland. Makroflex primarily develops, produces and distributes sealants and

Henkel Group key data by region[1], Third Quarter 2003

in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales July-September 2003	**1,735**	**288**	**94**	**179**	**75**	**2,371**
Sales July-September 2002	1,701	322	89	178	84	2,374
Change from previous year	2.0 %	– 10.5 %	5.2 %	0.7 %	–	– 0.1 %
After adjusting for foreign exchange effects	3.9 %	0.0 %	20.8 %	9.5 %	–	3.8 %
EBIT July-September 2003	**177**	**18**	**2**	**3**	**– 28**	**172**
EBIT July-September 2002	166	21	– 7	1	– 21	160
Change from previous year	7.2 %	– 13.3 %	–	–	–	7.4 %
After adjusting for foreign exchange effects	9.6 %	– 1.1 %	–	–	–	12.4 %
Return on sales (EBIT) July-September 2003	**10.2 %**	**6.6 %**	**1.9 %**	**1.5 %**	**–**	**7.3 %**
Return on sales (EBIT) July-September 2002	9.8 %	6.6 %	– 8.2 %	0.6 %	–	6.8 %

[1] Change from previous year on the basis of figures in thousand euros

Henkel Group key data by region[1], January through September 2003

in million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Group
Sales January-September 2003	**5,229**	**863**	**256**	**513**	**225**	**7,086**
Sales January-September 2002	5,160	1,016	307	538	251	7,272
Change from previous year	1.3 %	– 15.1 %	– 16.7 %	– 4.6 %	–	– 2.6 %
After adjusting for foreign exchange effects	4.6 %	0.8 %	12.3 %	8.5 %	–	4.2 %
EBIT January-September 2003	**560**	**45**	**– 2**	**2**	**– 85**	**520**
EBIT January-September 2002	530	52	– 7	– 9	– 76	490
Change from previous year	5.6 %	– 13.9 %	–	–	–	6.0 %
After adjusting for foreign exchange effects	9.2 %	10.1 %	–	–	–	12.2 %
Return on sales (EBIT) January-September 2003	**10.7 %**	**5.2 %**	**– 0.8 %**	**0.4 %**	**–**	**7.3 %**
Return on sales (EBIT) January-September 2002	10.3 %	5.1 %	– 2.3 %	– 1.7 %	–	6.7 %

[1] Change from previous year on the basis of figures in thousand euros

insulation materials for the construction industry. In fiscal 2002, this business realized sales of 34 million euros.

After Henkel had accepted the takeover bid of Procter & Gamble Management GmbH in June 2003 for its 6.86 percent stake in Wella AG, the shares were sold effective September 10, 2003. The selling price was 361 million euros and yielded a gain on disposal of 81 million euros, which has been recognized in the income statement for the quarter.

Henkel acquired the entire adhesive and building materials business from DESC Group, Mexico City, Mexico, effective October 1, 2003. In fiscal 2002, this division realized sales of 86 million euros. With this acquisition, Henkel has strengthened its presence in the Mexican market and supplemented its existing DIY and craftsmen product activities, and its industrial adhesives operation.

Employees

As of September 30, 2003, the number of employees in the Henkel Group was 49,171. This constitutes an increase, due to acquisitions, of 681 employees as compared with June 30, 2003. The proportion of Henkel personnel working outside Germany was unchanged at 77 percent.

Major Participations

Henkel has a 28.2 percent stake in **Ecolab Inc.**, St. Paul, Minnesota, USA. In the third quarter of 2003, Ecolab Inc. reported sales of US$ 983 million, an increase of 10 percent compared with the previous year. Net earnings for the quarter showed a disproportionate rise of 21 percent to US$ 87 million. This improvement is due to organic growth as well as a favorable movement in the foreign exchange rates. Exceptional items arising from divestments amounting to US$ 6 million had a positive effect on the quarterly earnings figure. Ecolab Inc. has announced that it intends to expand its current share buy-back program.

The market value of this participation as of September 30, 2003, was 1.6 billion euros.

Henkel has a 29.7 percent stake in **The Clorox Company**, Oakland, California, USA. In the first quarter of its 2003/2004 financial year, Clorox realized sales of US$ 1.0 billion, matching the level of the previous year. Earnings for the quarter amounted to US$ 129 million. This represents a decrease of 11 percent. Cost savings were more than offset by higher expenditure on research and development, product launches, and by increases in raw material prices.

The market value of this participation as of September 30, 2003, amounted to 2.5 billion euros. Henkel is participating in the share buy-back program of Clorox. Subject to the provisions of an outline agreement, Clorox is entitled to repurchase shares from Henkel to a value of up to US$ 65 million in the fourth quarter of 2003. Within the next two years as part of the overall program, Clorox is entitled to acquire shares up to a total value of US$ 255 million from Henkel.

Share performance

The Henkel preferred share which is listed in the German stock index (DAX) rose in price in the third quarter by 9.0 percent from 53.91 euros to 58.75 euros. The DAX index, by contrast, only went up 1.2 percent. The Henkel shares were boosted in mid August by the publication of the figures for the first halfyear, 2003, which were positively received by the market.

Outlook

Despite slight improvements in certain early indicators, there has still not been any sustained recovery in the markets of relevance for us. Consequently, while we anticipate a small boost to sales in the fourth quarter (after adjusting for foreign exchange effects and acquisitions/divestments) we do not foresee any marked upturn in activity just yet.

In terms of operating profit, we still plan to achieve an increase in the high single-digit percentage range after adjusting for foreign exchange effects.

Provided there is no significant change in the average prevailing rate of exchange for the US dollar against the euro, we continue to expect earnings per share to show an improvement of almost 10 percent. This forecast does not take into account any effects arising from the share buy-back program of Clorox.

Laundry & Home Care

Sales[1]	Q3	1–9
2003 (in million euros)	**771**	**2,330**
2002 (in million euros)	**769**	**2,344**
Change from previous year	0.3 %	– 0.6 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q3	1–9
Change from previous year	0,3 %	– 0.6 %
At constant exchange rates,	3.1 %	4.8 %
thereof: organic	– 0.9 %	1.7 %
Acquisitions/Divestments	4.0 %	3.1 %
Foreign exchange effects	– 2.8 %	– 5.4 %

EBIT[1]	Q3	1–9
2003 (in million euros)	**71**	**215**
2002 (in million euros)	**71**	**206**
Change from previous year	0.4 %	4.2 %
After adjusting for foreign exchange effects	2.9 %	6.7 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q3	1–9
2003	**9.2 %**	**9.2 %**
2002	**9.2 %**	**8.8 %**
Change from previous year	0 pp	0.4 pp
After adjusting for foreign exchange effects	0 pp	0.1 pp

pp = percentage points

Sales at the **Laundry & Home Care** business sector were 3.1 percent up on the previous year's quarter after adjusting for foreign exchange effects. Before adjustment, sales rose 0.3 percent. In the Western European market, premium brands were also subject to competitive pressure in the third quarter. We responded by initiating additional advertising measures and promotions. We compensated for the rising marketing costs and lower sales proceeds due to a lower-priced product mix by driving through cost reductions in production, distribution and administration. As a result, operating profit rose by 2.9 percent after adjusting for foreign exchange effects. Before adjustment, operating profit rose 0.4 percent. At 9.2 percent, the return on sales remained at the prior-year level. The return on capital employed decreased 4.9 percentage points to 31.7 percent due to acquisitions and the associated increase in capital employed.

In the Europe/Africa/Middle East region, sales remained at the level of the previous year, while the figure after adjusting for foreign exchange effects showed an increase. In contrast, the German market suffered a considerable downturn. In the preceding quarter, consumers took advantage of a series of discount campaigns in order to replenish their stocks. Private label products, on the other hand, showed a further slight increase. Our businesses in Turkey, Spain and Italy performed well. In Latin America, there was an improvement in both our market position and our sales figures for Mexico. Sales in the Asia-Pacific region, on the other hand, declined.

The heavy duty detergent business remained at the prior-year level after adjusting for foreign exchange effects, with medium-price value brands enjoying the greatest increase worldwide. The Persil brand was supported by two major activities: in the German speaking countries, by a relaunch of our liquid detergents (under the slogan "Tiefenkraft für fasertiefe Reinheit" [Power in depth for deep-fiber cleanliness]); and in the Middle East, by a relaunch of the Powerpearls powder detergent.

Sales in special detergents were well up on the previous year after adjusting for foreign exchange effects. The newly introduced laundry boosters were major factors in this respect, as was the continuing good performance of the fabric softener brands Vernel and Silan.

The household cleaners business likewise showed significant growth after adjusting for foreign exchange effects. Increases were achieved in all the major market segments, and particularly in the machine dishwashing product and toilet cleaner markets.

Outlook

We anticipate a slight revival in demand in Germany by the end of the year. The international market is expected to continue to develop steadily. We can reaffirm our objective of growing faster than the overall market. Our forecast of an increase in operating profit in the high single-digit percentage range after adjusting for foreign exchange effects remains unchanged.

Cosmetics/Toiletries

Sales[1]	Q3	1–9
2003 (in million euros)	**509**	**1,546**
2002 (in million euros)	**511**	**1,585**
Change from previous year	– 0.3 %	– 2.4 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q3	1–9
Change from previous year	– 0.3 %	– 2.4 %
At constant exchange rates,	3.0 %	2.5 %
thereof: organic	3.0 %	2.5 %
Acquisitions/Divestments	–	–
Foreign exchange effects	– 3.3 %	– 4.9 %

EBIT[1]	Q3	1–9
2003 (in million euros)	**44**	**140**
2002 (in million euros)	**40**	**133**
Change from previous year	11.7 %	5.3 %
After adjusting for foreign exchange effects	16.7 %	9.1 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q3	1–9
2003	**8.7 %**	**9.1 %**
2002	**7.8 %**	**8.4 %**
Change from previous year	0.9 pp	0.7 pp
After adjusting for foreign exchange effects	1.0 pp	0.5 pp

pp = percentage points

Sales at the **Cosmetics/Toiletries** business sector rose 3.0 percent after adjusting for foreign exchange effects. Before adjustment, sales remained virtually at the same level as in the previous year. Operating profit, after adjusting for foreign exchange effects, increased 16.7 percent, and rose 11.7 percent before adjustment. The return on sales increased by 0.9 percentage points to 8.7 percent. The return on capital employed increased by 1.5 percentage points to 21.2 percent.

Sales were up in the Europe/Africa/Middle East region after adjusting for foreign exchange effects. Due to low customer demand, the German brandname products business returned sales figures below the prior-year level. The European salon business grew primarily in the UK, Benelux, Spain, Austria and Russia. Sales in North America after adjusting for foreign exchange effects remained slightly below the level of the previous year. The cosmetics business in Latin America suffered from the impact of the economic and political crises in that region, with sales after adjusting for foreign exchange effects showing a decline. Sales in the Asia-Pacific region, on the other hand, rose after adjusting for foreign exchange effects.

Sales in hair cosmetics after adjusting for foreign exchange effects were up on the prior-year quarter. While maintaining stable market positions, colorants experienced a slight decrease in sales. This was due to the relaunch activities for the Brillance, Diadem/Soyance, Country Colors and Live brands that were introduced into the markets at the end of September. In the hair care market, Gliss Kur and Schauma achieved sales growth.

Sales in the body care segment were at the prior-year level after adjusting for foreign exchange effects. Activities focused on the Fa relaunch; this improved our market shares in individual countries, particularly in the shower gel segment and the deodorants market.

Skin care sales after adjustment for foreign exchange effects exceeded the prior-year figure. The Aok brand, which was revamped in the third quarter, performed well, and Diadermine was also successful in further expanding its market shares.

After adjusting for foreign exchange effects, the oral hygiene business was at the prior-year level. In September, we introduced Theramed in Russia and Denivit in China.

The salon business grew after adjusting for foreign exchange effects. The colorant brand Igora was expanded through the introduction of new color nuances. In Germany and the UK, the new Seah Hairspa series appeared for the first time (high-quality products for cleaning, relaxing and revitalizing the hair).

Outlook

We expect to see a slight improvement in the cosmetics markets worldwide in the fourth quarter and forecast a steady development for the German market. We intend to expand our market position with portfolio additions and updates. The focus here will be on our range of colorants. We continue to aim for operating profit growth in the high single-digit percentage range after adjusting for foreign exchange effects.

Consumer and Craftsmen Adhesives

Sales[1]	Q 3	1–9
2003 (in million euros)	**351**	**980**
2002 (in million euros)	**341**	**998**
Change from previous year	3.1 %	– 1.9 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q 3	1–9
Change from previous year	3.1 %	– 1.9 %
At constant exchange rates,	8.3 %	6.0 %
thereof: organic	3.3 %	2.8 %
Acquisitions/Divestments	5.0 %	3.2 %
Foreign exchange effects	– 5.2 %	– 7.9 %

EBIT[1]	Q 3	1–9
2003 (in million euros)	**43**	**107**
2002 (in million euros)	**33**	**92**
Change from previous year	25.8 %	15.9 %
After adjusting for foreign exchange effects	30.4 %	25.4 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q 3	1–9
2003	**12.0 %**	**10.9 %**
2002	**9.9 %**	**9.2 %**
Change from previous year	2.1 pp	1.7 pp
After adjusting for foreign exchange effects	2.0 pp	1.7 pp

pp = percentage points

In the **Consumer and Craftsmen Adhesives** business sector, sales after adjusting for foreign exchange effects rose by 8.3 percent over the prior-year figure. Before adjustment, sales increased by 3.1 percent. Operating profit after adjusting for foreign exchange effects grew by 30.4 percent, while the pre-adjustment increase was 25.8 percent. This improvement resulted in particular from restructuring measures and the acquisitions made since the middle of 2002. The return on sales increased by 2.1 percentage points to 12.0 percent and the return on capital employed amounted to 22.8 percent, 1.9 percentage points higher than in the prior-year quarter.

In the Europe/Africa/Middle East region, sales were up on the previous year, although the DIY market suffered from the extreme summer weather conditions. We succeeded in consolidating and partially expanding our positions in a competitive market through the implementation of numerous measures such as campaigns marking the 50-year anniversary of the wallpaper paste brand Metylan. Business in Eastern Europe was influenced by difficult conditions arising in the core markets of importance for Henkel in Poland and Russia. The other countries of this region all showed very encouraging developments.

Measured in local currency, our business in North America continued to perform very well, although sales before adjustment declined. Sales in Latin America increased. In particular in Brazil, our most important market in the region, sales increased significantly. The adhesive tape manufacturer Sellotape acquired in 2002 was principally responsible for the growth achieved in Asia. In consumer adhesives, the focus was on the international rollout of our latest innovations. For example, the universal glue stick marketed under the Power Pritt brand was effectively supported by an international advertising campaign. In addition, we utilized the sales opportunities that arose from the start of a new school year through the implementation of specifically targeted campaigns.

Sales of building adhesives continued to suffer from the weak market conditions in the two most important national markets, Germany and Poland. The building adhesives business in Russia has been given new prospects for growth through the establishment of a local production center which opened in Kolomna, 100 km south of Moscow, during the quarter. In July we acquired the Makroflex business in Finland and Estonia.

Outlook

In a difficult market environment, we expect further impetus for growth from product launches in the fourth quarter. We continue to anticipate a double-digit percentage growth in operating profit after adjusting for foreign exchange effects.

Henkel Technologies

Sales[1]	Q3	1–9
2003 (in million euros)	**665**	**2,005**
2002 (in million euros)	**669**	**2,094**
Change from previous year	– 0.7 %	– 4.2 %

[1] Change from previous year on the basis of figures in thousand euros

Change in sales	Q3	1–9
Change from previous year	– 0.7 %	– 4.2 %
At constant exchange rates,	5.0 %	5.7 %
thereof: organic	5.8 %	5.3 %
Acquisitions/Divestments	– 0.8 %	0.4 %
Foreign exchange effects	– 5.7 %	– 9.9 %

EBIT[1]	Q3	1–9
2003 (in million euros)	**42**	**143**
2002 (in million euros)	**37**	**135**
Change from previous year	15.0 %	6.3 %
After adjusting for foreign exchange effects	30.2 %	21.1 %

[1] Change from previous year on the basis of figures in thousand euros

Return on sales (EBIT)	Q3	1–9
2003	**6.4 %**	**7.1 %**
2002	**5.5 %**	**6.4 %**
Change from previous year	0.9 pp	0.7 pp
After adjusting for foreign exchange effects	1.3 pp	1.0 pp

pp = percentage points

Sales at the **Henkel Technologies** business sector exceeded the figure for the prior-year quarter by 5.0 percent after adjusting for foreign exchange effects. Before adjustment, sales fell by 0.7 percent. Operating profit after adjusting for foreign exchange effects improved 30.2 percent, while the increase before adjustment was 15.0 percent. The return on sales grew by 0.9 percentage points to 6.4 percent, and the return on capital employed also increased by 0.9 percentage points to 10.3 percent. Sales in the Europe/Africa/Middle East region were up on the previous year. In contrast, business in North America was weaker. Here, the prior-year sales figure was only just repeated after adjusting for foreign exchange effects. The electronics business in particular has still not shown any marked improvement. Latin America had a satisfactory third quarter with sales up on the previous year. Business performance in the Asia-Pacific region, and particularly in China and Korea, was exceptional.

Packaging adhesives and laminating adhesives achieved very good sales growth. The general industrial adhesives business also performed well. The wood adhesives business registered an above-average rate of growth despite the low level of business activity in the furniture industry. The launch in July and August of the new Loctite stick for threadlocking and threadsealing was exceptionally successful. Our focus here was initially on North America – further regions are now to follow.

While the international automotive business continues to stagnate, regional developments were more mixed. In North and Latin America, the local production declined while new automobile purchases remained buoyant. The growth areas lay in the Japanese models produced in the USA and in imports of luxury class European models. In Asia, the Chinese market in particular recorded double-digit growth rates. Total European automobile production hovered around the same level as in the previous year, but with widely varying performance among the different manufacturers. The steel business improved significantly as a result of new product areas being developed – particularly in Germany. The aviation business is still in a recessive phase. In the global electronics market there are now clear signs of an improvement in the economic situation.

Outlook

We do not expect any sustainable recovery to occur in our industrial markets up to the end of the year. Certain segments are, however, showing signs of improvement. We are currently profiting from growth in the Asian automotive business and the relocation of production to Asia within the electronics industry. This applies particularly to China where Henkel Technologies has a significant presence. We continue to expect a double-digit percentage growth in operating profit for the full year after adjusting for foreign exchange effects.

Consolidated Income Statement

in million euros	1–9 2002	%	1–9 2003	%	+/– %
Sales	**7,272**	**100.0**	**7,086**	**100.0**	**– 2.6**
Cost of sales	3,813	52.4	3,704	52.3	– 2.9
Gross profit	**3,459**	**47.6**	**3,382**	**47.7**	**– 2.2**
Marketing, selling and distribution costs	2,233	30.7	2,189	30.9	– 2.0
Research and development costs	204	2.8	193	2.7	– 5.4
Administrative expenses	399	5.5	386	5.4	– 3.3
Other operating income	85	1.1	89	1.3	4.7
Other operating charges	88	1.2	57	0.8	– 35.2
Amortization of goodwill	102	1.4	96	1.4	– 5.9
Restructuring costs	28	0.4	26	0.4	– 7.1
Exceptional item: sale of Wella shareholding	–	–	81	1.1	–
Exceptional item: additional restructuring costs	–	–	85	1.2	–
Operating profit (EBIT)	**490**	**6.7**	**520**	**7.3**	**6.0**
Net income from participations	118	1.7	141	2.0	19.5
Net interest expense	– 114	– 1.6	– 108	– 1.5	5.3
Financial items	**4**	**0.1**	**33**	**0.5**	**> 100**
Earnings before tax	**494**	**6.8**	**553**	**7.8**	**11.9**
Taxes on income	– 180	– 2.5	– 189	– 2.7	– 5.0
Net earnings	**314**	**4.3**	**364**	**5.1**	**15.9**
Minority interests	0	0	– 8	– 0.1	–
Net earnings excluding minority interests	**314**	**4.3**	**356**	**5.0**	**13.4**
Earnings per preferred share (in euros)	**2.21**		**2.51**		**13.6**

Consolidated Balance Sheet

in million euros	Dec. 31, 2002	%	Sept. 30, 2003	%
Intangible assets, property, plant and equipment	3,503	41.2	3,353	35.0
Financial assets	1,424	16.7	1,413	14.7
Fixed assets	**4,927**	**57.9**	**4,766**	**49.7**
Inventories	1,073	12.6	1,105	11.5
Trade accounts receivable	1,545	18.1	1,692	17.7
Other receivables and miscellaneous assets	416	4.9	463	4.8
Liquid funds/Marketable securities	226	2.7	1,249	13.0
Current assets	**3,260**	**38.3**	**4,509**	**47.0**
Deferred tax assets	**326**	**3.8**	**308**	**3.3**
Total assets	**8,513**	**100.0**	**9,583**	**100.0**
Equity excluding minority interests	**3,279**	**38.5**	**3,278**	**34.2**
Minority interests	84	1.0	76	0.8
Equity including minority interests	**3,363**	**39.5**	**3,354**	**35.0**
Provisions for pensions and similar obligations	1,644	19.3	1,630	17.0
Other provisions	1,146	13.5	1,202	12.5
Provisions for deferred tax liabilities	242	2.8	214	2.2
Provisions	**3,032**	**35.6**	**3,046**	**31.7**
Borrowings	859	10.1	1,876	19.6
Trade accounts payable	858	10.1	860	9.0
Other liabilities	401	4.7	447	4.7
Liabilities	**2,118**	**24.9**	**3,183**	**33.3**
Total equity and liabilities	**8,513**	**100.0**	**9,583**	**100.0**

Cash Flow Statement

in million euros	1-9 2002	**1-9 2003**
Operating profit / EBIT	**490**	**520**
Income taxes paid	– 137	– 281[1]
Depreciation/write-ups of fixed assets (excluding financial assets)	331	302
Net gains/losses from disposals of fixed assets (excluding financial assets)	– 14	– 87
Change in inventories	– 49	– 61
Change in receivables and miscellaneous assets	– 73	– 238
Change in liabilities and provisions	47	243
Cash flow from operating activities	**595**	**398**[1]
Capital expenditure on intangible assets	– 25	– 17
Capital expenditure on property, plant and equipment	– 211	– 218
Capital expenditure on financial assets/acquisitions	– 126	– 354
Proceeds from disposals of fixed assets	48	380
Cash flow from investing activities/acquisitions	**– 314**	**– 209**
Henkel KGaA dividends	– 156	– 156
Subsidiary company dividends (to other shareholders)	– 7	– 8
Interest and dividends received	114	101
Interest paid	– 169	– 158
Dividends and interest paid and received	*– 218*	*– 221*
Change in borrowings	52	1,062
Buy-back of treasury shares	– 51	–
Other financing transactions	6	–
Cash flow from financing activities	**– 211**	**841**
Change in cash and cash equivalents	**70**	**1,030**
Effect of exchange rate changes on cash and cash equivalents	– 5	– 7
Change in liquid funds and marketable securities	**65**	**1,023**
Liquid funds and marketable securities at January 1	421	226
Liquid funds and marketable securities at September 30	486	1,249

Computation of Free Cash Flow

Cash flow from operating activities	595	398[1]
Cash flow from investing activities/acquisitions	– 314	– 209
Dividends and interest paid and received	– 218	– 221
Net cash flow	**63**	**– 32**
Investments in financial assets/acquisitions and dividends	289	518
Free cash flow	**352**	**486**[2]

[1] Included are tax payments of approx. 150 million euros in connection with the sale of Cognis in 2001.

[2] Excluding the tax payments for Cognis and the Wella proceeds the free cash flow would have been 275 million euros.

Changes in Equity

in million euros	2002	**2003**
Shareholders' equity excluding minority interests at January 1	**3,518**	**3,279**
Earnings after minority interests	314	356
Distributions	– 156	– 156
Buy-back of treasury shares	– 51	–
Other changes taken to equity	– 220	2
Exchange rate differences	– 173	– 203
Shareholders' equity excluding minority interests at September 30	**3,232**	**3,278**

Segment Reporting by Business Sector[1], Third Quarter 2003

in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhe-sives	Henkel Tech-nologies	Corpo-rate	**Group**
Sales July-September 2003	771	509	351	665	75	2,371
Proportion of Group sales	33 %	21 %	15 %	28 %	3 %	100 %
Sales July-September 2002	769	511	341	669	84	2,374
Change from previous year	0.3 %	– 0.3 %	3.1 %	– 0.7 %	–	– 0.1 %
EBITDA July-September 2003	96	64	55	81	– 22	274
EBITDA July-September 2002	99	58	49	77	– 13	270
Change from previous year	– 3.0 %	9.7 %	12.2 %	5.2 %	–	1.5 %
Return on sales (EBITDA) July-September 2003	12.5 %	12.5 %	15.7 %	12.2 %	–	11.6 %
Return on sales (EBITDA) July-September 2002	12.9 %	11.4 %	14.4 %	11.5 %	–	11.4 %
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) July-September 2003	23	11	8	22	6	70
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) July-September 2002	26	10	11	21	8	76
EBITA July-September 2003	73	53	47	59	– 28	204
EBITA July-September 2002	73	48	38	56	– 21	194
Change from previous year	0.7 %	9.5 %	24.9 %	5.2 %	–	5.5 %
Return on sales (EBITA) July-September 2003	9.5 %	10.4 %	13.4 %	8.9 %	–	8.6 %
Return on sales (EBITA) July-September 2002	9.5 %	9.5 %	11.0 %	8.4 %	–	8.2 %
Amortization of goodwill July-September 2003	2	9	4	17	–	32
Amortization of goodwill July-September 2002	2	8	5	19	–	34
EBIT July-September 2003	71	44	43	42	– 28	172
EBIT July-September 2002	71	40	33	37	– 21	160
Change from previous year	0.4 %	11.7 %	25.8 %	15.0 %	–	7.4 %
Return on sales (EBIT) July-September 2003	9.2 %	8.7 %	12.0 %	6.4 %	–	7.3 %
Return on sales (EBIT) July-September 2002	9.2 %	7.8 %	9.9 %	5.5 %	–	6.8 %
ROCE July-September 2003	31.7 %	21.2 %	22.8 %	10.3 %	–	15.8 %
ROCE July-September 2002	36.6 %	19.7 %	20.9 %	9.4 %	–	16.2 %
Capital employed July-September 2003[2]	926	998	822	2,305	118	5,169
Capital employed July-September 2002[2]	797	980	717	2,354	– 39	4,809
Change from previous year	16.3 %	1.8 %	14.5 %	– 2.0 %	–	7.5 %
Capital expenditure (excl. financial assets) July-September 2003	63	11	51	26	5	156
Capital expenditure (excl. financial assets) July-September 2002	26	17	11	17	14	85
Operating assets July-September 2003	1,746	1,382	946	2,558	354	6,986
Operating liabilities July-September 2003	853	629	301	609	236	2,628
Net operating assets July-September 2003[3]	893	753	645	1,949	118	4,358
Operating assets July-September 2002	1,545	1,304	901	2,656	212	6,618
Operating liabilities July-September 2002	753	532	277	597	251	2,410
Net operating assets July-September 2002[3]	792	772	624	2,059	– 39	4,208
Research and development costs (R&D) July-September 2003	15	9	4	25	10	63
R&D as % of sales	2.0 %	1.7 %	1.3 %	3.8 %	–	2.7 %
Research and development costs (R&D) July-September 2002	16	8	4	29	12	69
R&D as % of sales	2.1 %	1.6 %	1.2 %	4.3 %	–	2.9 %

[1] calculated using figures in thousand euros [2] including goodwill at cost
[3] including goodwill at net book value

Segment Reporting by Business Sector[1], January – September 2003

in million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Technologies	Corporate	**Group**
Sales January-September 2003	2,330	1,546	980	2,005	225	7,086
Proportion of Group sales	33 %	22 %	14 %	28 %	3 %	100 %
Sales January-September 2002	2,344	1,585	998	2,094	251	7,272
Change from previous year	– 0.6 %	– 2.4 %	– 1.9 %	– 4.2 %	–	– 2.6 %
EBITDA January-September 2003	288	198	145	261	– 70	822
EBITDA January-September 2002	282	190	134	264	– 49	821
Change from previous year	2.1 %	4.2 %	8.2 %	– 1.1 %	–	0.1 %
Return on sales (EBITDA) January-September 2003	12.4 %	12.8 %	14.8 %	13.0 %	–	11.6 %
Return on sales (EBITDA) January-September 2002	12.0 %	12.0 %	13.4 %	12.6 %	–	11.3 %
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) January-September 2003	67	32	25	67	15	206
Depreciation of property, plant and equipment and amortization of patents and licenses (excl. financial assets) January-September 2002[4]	70	31	29	72	27	229
EBITA January-September 2003	221	166	120	194	– 85	616
EBITA January-September 2002	212	159	105	192	– 76	592
Change from previous year	4.0 %	4.2 %	14.6 %	1.6 %	–	3.9 %
Return on sales (EBITA) January-September 2003	9.5 %	12.8 %	12.0 %	9.7 %	–	8.7 %
Return on sales (EBITA) January-September 2002	9.1 %	10.1 %	10.5 %	9.2 %	–	8.2 %
Amortization of goodwill January-September 2003	6	26	13	51	–	96
Amortization of goodwill January-September 2002	6	26	13	57	–	102
EBIT January-September 2003	215	140	107	143	– 85	520
EBIT January-September 2002	206	133	92	135	– 76	490
Change from previous year	4.2 %	5.3 %	15.9 %	6.3 %	–	6.0 %
Return on sales (EBIT) January-September 2003	9.2 %	9.1 %	10.9 %	7.1 %	–	7.3 %
Return on sales (EBIT) January-September 2002	8.8 %	8.4 %	9.2 %	6.4 %	–	6.7 %
ROCE January-September 2003	32.5 %	22.2 %	21.0 %	11.2 %	–	16.0 %
ROCE January-September 2002	31.9 %	21.2 %	18.9 %	10.4 %	–	15.3 %
Capital employed January-September 2003[2]	906	996	761	2,311	146	5,120
Capital employed January-September 2002[2]	887	1,004	739	2,451	76	5,157
Change from previous year	2.2 %	– 0.8 %	2.9 %	– 5.7 %	–	– 0.7 %
Capital expenditure (excl. financial assets) January-September 2003[5]	120	42	67	63	13	305
Capital expenditure (excl. financial assets) January-September 2002	94	37	27	71	22	251
Operating assets January-September 2003	1,691	1,343	917	2,586	375	6,912
Operating liabilities January-September 2003	824	583	274	611	229	2,521
Net operating assets January-September 2003[3]	867	760	643	1,975	146	4,391
Operating assets January-September 2002	1,630	1,321	918	2,784	262	6,915
Operating liabilities January-September 2002	758	520	272	633	186	2,369
Net operating assets January-September 2002[3]	872	801	646	2,151	76	4,546
Research and development costs (R&D) January-September 2003	49	26	13	77	28	193
R&D as % of sales	2.1 %	1.7 %	1.4 %	3.9 %	–	2.7 %
Research and development costs (R&D) January-September 2002	51	26	12	85	30	204
R&D as % of sales	2.2 %	1.6 %	1.2 %	4.1 %	–	2.8 %

[1] calculated using figures in thousand euros
[2] including goodwill at cost
[3] including goodwill at net book value
[4] adjusted for expenditure recognized at Group level only in the prior year
[5] reallocation of assets under construction from corporate to business sectors

Income Statement, Balance Sheet, Cash Flow Statement January through September 2003

Income Statement

Owing to foreign exchange influences, sales were down 2.6 percent in the first nine months of 2003 compared to the previous year's figures.

The cost of sales fell by 2.9 percent, somewhat exceeding the decline in sales, so that gross profit decreased by only 2.2 percent. As a result, the gross margin rose by 0.1 percentage points from 47.6 percent to 47.7 percent. Average raw material prices developed favorably.

Marketing, selling and distribution costs decreased at a somewhat slower rate than sales with a drop of 2.0 percent compared with the prior-year figure. The fall in research and development costs, at 5.4 percent, was higher than the downturn in sales. This reduction is primarily due to foreign exchange effects, as a significant portion of our research activities are performed in the USA. Administrative expenses expressed as a proportion of sales were only slightly down on the prior-year level.

Other operating charges decreased by 31 million euros due among others to a drop in foreign exchange losses from operating activities.

Amortization of goodwill decreased by 6 million euros to 96 million euros due to foreign exchange effects. The charge arising from normal restructuring measures amounted to 26 million euros, 2 million euros below the prior-year figure.

In addition to the ongoing restructuring activities, one-time expenses have been taken in the third quarter amounting to 85 million euros for extended restructuring measures implemented in order to utilize further optimization potential arising from the "Strong for the Future" special restructuring program initiated in 2001. These one-time charges were almost completely offset in terms of their effect on operating profit by the gain of 81 million euros arising from the sale of our strategic stake in Wella AG.

The financial items line improved by 29 million euros compared with the same period in the previous year. This increase was, in particular, due to the good performance of the net result from our participations. The prior-year period was impacted by special factors at Clorox amounting to a net charge of 18 million euros and by write-downs on new business activities.

The tax rate was 34.2 percent, 2.2 percentage points lower than in the previous year. In the previous year the tax rate was influenced by non tax-deductible expenses in connection with the special restructuring program of 2001.

Net earnings for the nine months came to 364 million euros, around 16 percent up on the previous year. After deducting minority interests amounting to 8 million euros, we realized a nine-month earnings figure of 356 million euros (+13.4 percent). Earnings per share increased by 13.6 percent to 2.51 euros.

Balance Sheet

Total assets as of September 30, 2003, increased by 1.1 billion euros to 9.6 billion euros. This significant rise is attributable to the successful issue of a benchmark bond in June this year for a nominal amount of 1 billion euros.

Fixed assets fell by 161 million euros to 4,766 million euros. The decline is due predominantly to the reduction in intangible assets, which fell by 127 million euros as a result of foreign exchange effects and scheduled amortization. Property, plant and equipment showed a decrease of 23 million euros due to foreign exchange effects. The financial assets figure fell by 11 million euros. Here, the increase arising from the positive development of our financial investments was largely cancelled out by foreign exchange effects and equity changes resulting from the share buy-back program of Clorox.

The increase in current assets of 1,249 million euros to 4,509 million euros is predominantly due to the bond issue, as a result of which liquid funds rose by around 1 billion euros. Aside from the liquid funds increase, there was also a rise in trade accounts receivable of 147 million euros due to the positive sales performance in September, but also in part due to extended payment terms. Inventories increased by 32 million euros.

On the other side of the balance sheet, shareholders' equity excluding minority interests remained virtually unchanged at 3,278 million euros. The net earnings figure of 356 million euros after minority interests was counterbalanced by the dividend payout of 156 million euros in the second quarter and exchange losses of 203 million euros on foreign currency translation.

Liabilities increased by 1.1 billion euros as a result of the bond issue. Provisions remained essentially at the level of the previous year.

Cash Flow Statement

The cash flow from operating activities amounted to 398 million euros, 197 million euros less than in the corresponding period of the previous year. A major factor in this decline was the sharp increase in income taxes paid in connection with the sale of our Cognis chemicals business (150 million euros).

The change in working capital resulted in a negative influence of 56 million euros on cash flow from operating activities. An increase in other receivables and miscellaneous assets was matched by a corresponding rise in provisions and liabilities, which also include the provisions formed within the framework of the extended restructuring program.

The cash flow from investing activities/acquisitions increased by 105 million euros, mainly due to the net inflow due to the gain arising on the sale of our participation in Wella AG. Investments in intangible assets, property, plant and equipment remained at the level of the previous year.

The cash flow from financing activities increased by 1,052 million euros, due in particular to the benchmark bond issue in June. The net dividends and interest figure matched the prior-year level.

The net cash flow amounted to –32 million euros, 95 million euros below the figure for the corresponding period in the previous year. The main reasons for this reduction lie in the tax payments in connection with the sale of Cognis. The free cash flow (after adjusting for capital expenditure on finance investments/acquisitions and dividend payments) amounted to 486 million euros, 134 million euros more than in 2002.

Accounting and Valuation Policies

The quarterly report and the nine-month financial statements of the Henkel Group, like the annual financial statements, have been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as for the 2002 annual financial statements. The notes to the 2002 annual financial statements apply accordingly.

For further information concerning this report, please contact:

Mailing address:
Henkel KGaA
40191 Düsseldorf, Germany
Phone: (+49) 2 11-7 97-0

Investor Relations
Phone: (+49) 2 11-7 97-39 37
Fax: (+49) 2 11-7 98-28 63
E-mail: oliver.luckenbach@henkel.com
E-mail: investor.relations@henkel.com

Corporate Communications
Phone: (+49) 2 11-7 97-35 33
Fax: (+49) 2 11-7 98-24 84
E-mail: ernst.primosch@henkel.com
E-mail: lars.witteck@henkel.com

Calendar

Press Conference on Fiscal 2003 and Analysts' Meeting:
Wednesday, February 25, 2004

Annual General Meeting of Henkel KGaA:
Monday, April 19, 2004

Publication of Q1 Report 2004:
Monday, May 10, 2004

Publication of Q2 Report 2004:
Monday, August 9, 2004

Publication of Q3 Report 2004:
Monday, November 8, 2004

Fall Press Conference and Analysts' Meeting:
Monday, November 8, 2004

An online version of our quarterly financial statements can be found on the Internet at:
www.ir.henkel.com

Main Henkel website: **www.henkel.com**

Henkel

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